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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                             (AMENDMENT NO. ___)(1)


                                     OZ.COM
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                      NONE
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                                 (CUSIP Number)


                                  JULY 23, 2000
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                         Rule 13d-1(b)
                  ------

                         Rule 13d-1(c)
                  ------

                     X   Rule 13d-1(d)
                  ------


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     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.           NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Gudjon Mar Gudjonsson
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2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)   X
                                                                           ---
                                                                      (b)
                                                                           ---
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3.           SEC USE ONLY

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4.           CITIZENSHIP OR PLACE OF ORGANIZATION

             Iceland
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                        5.         SOLE VOTING POWER
        NUMBER
          OF                            0
        SHARES      ------------------------------------------------------------
     BENEFICIALLY       6.         SHARED VOTING POWER
        OWNED
          BY                            34,697,000(1)(2)**
         EACH       ------------------------------------------------------------
      REPORTING         7.         SOLE DISPOSITIVE POWER
     PERSON WITH
                                        34,697,000**
                    ------------------------------------------------------------
                        8.         SHARED DISPOSITIVE POWER

                                        0
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9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      34,697,000(3)(4)**
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10.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES* [ ]

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11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             39.6% based on 87,699,996** shares of Common Stock deemed outstanding as of the end of November 8, 2000.
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12.          TYPE OF REPORTING PERSON*    IN

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(1) Voting power with respect to these shares is shared with Microcell Capital
II, Inc. ("Microcell") with respect to the election of one director as a result of and subject to the terms of the Shareholder Agreement dated November 8, 2000 between OZ.COM, Skuli Mogensen, Gudjon Mar Gudjonsson and Microcell ("Shareholder Agreement").


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(2) Voting power with respect to these shares is shared with Ericsson Inc. with respect to the election of one director as a result of and subject to the terms of the Shareholder Rights Agreement dated February 4, 1999 between OZ.COM, Skuli Mogensen, Gudjon Mar Gudjonsson, OZ Holdings and Ericsson Inc. ("Shareholder Rights Agreement").

(3) Does not include 30,002,860 shares of common stock ("Common Stock") of OZ.COM beneficially owned by Mr. Mogensen and Microcell, who, together with Mr. Gudjonsson, may constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 by virtue of the Shareholder Agreement. Mr. Mogensen and Mr. Gudjonsson reported their membership in this group on a
Schedule 13D filed jointly on November 20, 2000. Microcell reported its membership in this group on a Schedule 13D filed on November 22, 2000.

(4) Does not include 18,597,000 shares of Common Stock beneficially owned by Mr. Mogensen and 25,174,133 shares of Common Stock beneficially owned by Ericsson Inc., who, together with Mr. Gudjonsson, may constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act by virtue of the Shareholder Rights Agreement.

** Includes 100,000 shares of Common Stock deemed beneficially owned by Gudjon Mar Gudjonsson as a result of Mr. Gudjonsson's ownership of 50,000 shares of Series A Preferred stock convertible into Common Stock on a two for one basis.


ITEM 1(a).           NAME OF ISSUER

                     OZ.COM


ITEM 1(b).           ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     Snorrabraut 54, Reykjavik, Iceland IS-105


ITEM 2(a).           NAME OF PERSON FILING:

                     Gudjon Mar Gudjonsson


ITEM 2(b).           ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                     RESIDENCE:

                     c/o OZ.COM
                     Snorrabraut 54, Reykjavik, Iceland IS-105


ITEM 2(c).           CITIZENSHIP:

                     Iceland


ITEM 2(d).           TITLE OF CLASS OF SECURITIES:

                     Common Stock


ITEM 2(e).           CUSIP NUMBER:

                     None


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ITEM 3.              IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR
                     13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

                     (a) [ ] Broker or dealer registered under section 15 of the
                             Exchange Act.

                     (b) [ ] Bank as defined in section 3(a)(6) of the Exchange
                             Act.

                     (c) [ ] Insurance company as defined in section 3(a)(19)
                             of the Exchange Act.

                     (d) [ ] Investment company registered under section 8 of
                             the Investment Company Act.

                     (e) [ ] An investment adviser in accordance with Rule
                             13d-1(b)(1)(ii)(E);

                     (f) [ ] An employee benefit plan or endowment fund in
                             accordance with Rule 13d-1(b)(1)(ii)(F);

                     (g) [ ] A parent holding company or control person in
                             accordance with Rule 13d-1(b)(1)(ii)(G);

                     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

                     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                     Not applicable.

ITEM 4.              OWNERSHIP.

                     (a) Amount beneficially owned: 34,697,000 shares of Common
                         Stock(1)(2)**

                     (b) Percent of class: 39.6% based on 87,699,996** shares of Common Stock deemed outstanding as of the end of November 8, 2000

                     (c) Number of shares as to which such person has:

                           (i) Sole power to vote or to direct the vote: 0

                           (ii) Shared power to vote or to direct the vote:
                           34,697,000(3)(4)**

                           (iii) Sole power to dispose or to direct the disposition of: 34,697,000**


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                           (iv) Shared power to dispose or to direct the
                           disposition of: 0

                     (1) Does not include 30,002,860 shares of Common Stock of OZ.COM beneficially owned by Mr. Mogensen and Microcell Capital II, Inc. ("Microcell"), who, together with Mr. Gudjonsson, may constitute a "group" within the meaning of
                     Section 13(d)(3) of the Securities Exchange Act of 1934 by virtue of the Shareholder Agreement dated November 8, 2000 between OZ.COM, Skuli Mogensen, Gudjon Mar Gudjonsson and Microcell ("Shareholder Agreement"). Mr. Mogensen and Mr. Gudjonsson reported their membership of this group on a
                     Schedule 13D filed jointly on November 20, 2000. Microcell reported its membership of this group on a Schedule 13D filed on November 22, 2000.

                     (2) Does not include 18,597,000 shares of Common Stock of OZ.COM beneficially owned by Mr. Mogensen and 25,174,133 shares of Common Stock beneficially owned by Ericsson Inc., who, together with Mr. Gudjonsson, may constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act by virtue of the Shareholder Rights Agreement dated February 4, 1999 between OZ.COM, Skuli Mogensen, Gudjon Mar Gudjonsson, OZ Holdings and Ericsson Inc. ("Shareholder Rights Agreement").

                     (3) Voting power with respect to these shares is shared with Microcell with respect to the election of one director as a result of and subject to the terms of the Shareholder Agreement.

                     (4) Voting power with respect to these shares is shared with Ericsson Inc. with respect to the election of one director as a result of and subject to the terms of the Shareholder Rights Agreement.

                     **Includes 100,000 shares of Common Stock deemed beneficially owned by Gudjon Mar Gudjonsson as a result of Mr. Gudjonsson's ownership of 50,000 shares of Series A Preferred stock convertible into Common Stock on a two for one basis.


ITEM 5.              OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                     Not applicable.


ITEM 6.              OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                     PERSON.

                     Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                     Not applicable.


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ITEM 8.              IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                     Gudjon Mar Gudjonsson is filing this 13G in his individual capacity and as a member of a group with Ericsson Inc. and Skuli Mogensen. Mr. Mogensen, Mr. Gudjonsson and Ericsson Inc. may be considered to be members of a "group" for the purposes of Section 13d(3) of the Securities Exchange Act by virtue of the Shareholder Rights Agreement dated February 4, 1999 between OZ.COM, Skuli Mogensen, Gudjon Mar Gudjonsson, OZ Holdings and Ericsson Inc. The Shareholder Rights Agreement was filed as an exhibit to OZ.COM's Form 10-SB/A filed on July 24, 2000.


ITEM 9.              NOTICE OF DISSOLUTION OF THE GROUP.

                     Not applicable.


ITEM 10.             CERTIFICATIONS.

                     Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 14, 2001                          /s/ GUDJON MAR GUDJONSSON
                                                  ------------------------------
                                                      Gudjon Mar Gudjonsson


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